875 THIRD AVENUE NEW YORK, NY 10022 TEL (212) 918-3000 FAX (212) 918-3100 WWW.HHLAW.COM

January 25, 2005

VIA EDGAR AND FAX

Mr. Nicholas P. Panos

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0305

Re:	News Corporation
Schedule TO-T; File No. 5-55019
Form S-4; File No. 333-121925
Filed January 10, 2005

Dear Mr. Panos:

We have reviewed the comments of the Staff, as set forth in its letter dated January 19, 2005, with respect to the above-referenced filings. Set forth below are the Staff’s comments followed by our responses on behalf of News Corporation (the “Company”). Contemporaneously with this submission, we are filing amendments to the Form S-4 and Schedule TO-T to reflect our responses to the Staff’s comments as well as to reflect certain additional disclosures.

Schedule TO-T/Form S-4

Early Commencement

Comment:

1.

Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that News Corporation will satisfy its obligations to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Response:

We confirm that the Company will file a final prospectus after effectiveness in accordance with Staff’s interpretation cited in the comment letter.

Selected Historical Financial Data…. page 6

Comment:

2.	In the event the financial information required by Item 1010(a) and (b) has been incorporated by reference, all of the summarized financial information required by Item 1010(c) regarding the offeror must be disclosed in the disclosure document furnished to security holders. Selected historical financial data does not serve to fully substitute for summarized financial data. Revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response:

We have revised the Registration Statement to include summarized financial information. This information will be included in a disclosure document furnished to security holders.

Additional Conditions, page 37

Comment:

3.	In the last sentence of this section, we note the offerors have reserved the right to assert the occurrence of any of the conditions to the offer “at any time from time to time.” Defining the conditions as “an ongoing right which may be asserted at any time from time to time” suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. Please revise the disclosure to make clear that all conditions, other than those involving receipt of necessary government approvals, will be satisfied or waived on or before expiration of the offer.

Response:

We added disclosure on page 43 of the prospectus to make clear that all conditions, other than those involving receipt of necessary government approvals, will be satisfied or waived on or before the expiration of the offer.

Attached to this letter is a form of acceleration request from the Company which includes the statements the Staff has asked the Company to acknowledge.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (212) 918-8270.

Very truly yours,

/s/ Amy Bowerman Freed

Amy Bowerman Freed

Cc:	Mr. David F. DeVoe, News Corporation
Mr. Lawrence A. Jacobs, News Corporation
Mr. John P. Nallen, News Corporation
Ms. Janet Nova, News Corporation
Mr. Lou R. Kling, Skadden, Arps, Slate, Meagher & Flom LLP
Mr. Howard L. Ellin, Skadden, Arps, Slate, Meagher & Flom LLP

                         , 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	News Corporation (“News Corporation”)
Form S-4; File No. 333-121925
Filed January 10, 2005

Dear Sir/Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, a request is made hereby on behalf of News Corporation that acceleration of the effectiveness of the above-captioned Registration Statement be granted at                      Eastern Daylight Time on                          , 2005, or as soon thereafter as practicable.

In addition, News Corporation acknowledges that:

•	News Corporation is responsible for the adequacy and accuracy of the disclosure in the filings relating to the tender offer;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	News Corporation may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

News Corporation

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